April 11, 2007

By EDGAR Transmission

Jeanne Bennett
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	China BAK Battery, Inc.
Form 8-K for Item 4.01
Filed April 3, 2007
File #1-32898

          Dear Ms. Bennett:

          On behalf of China BAK Battery, Inc. (“China BAK”), we hereby submit this Amendment to our Current Report on Form 8-K (the “Form 8-K”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission”) set forth in the Staff’s letter, dated April 4, 2007, with respect to the Form 8-K.

          We understand and agree that:

•	China BAK is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	China BAK may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.

Please expand the third and sixth paragraphs to also make the required representations about the subsequent interim period before the date on which your former auditors were dismissed.  Please see Item 304(a)(1)(iv) and Item 304(a)(2) of Regulation S-X.

          RESPONSE:

          We have amended the Form 8-K to expand the third and sixth paragraphs to also make the required representations about the subsequent interim period before the effective date on which China BAK’s former auditors were dismissed.

          We note that we have also included in the amended Form 8-K additional information regarding the restatement of certain financial statements and material weaknesses, and to clarify that the engagement of the former principal accountants, KPMG, began May 15, 2006.

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          If you have any further questions or comments, please do not hesitate to contact me or our attorney, Eulalia M. Mack, at Thelen Reid Brown Raysman & Steiner LLP, 875 Third Avenue, New York, New York 10022; telephone: (212) 603-2517; facsimile (212) 829-2094.

Sincerely,

CHINA BAK BATTERY, INC.

By:	/s/ Xiangqian Li

Name:	Xiangqian Li
Title:	President and Chief Executive Officer